Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2021

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of May 13, 2021. This MD&A is intended to help the reader understand, and should be read in conjunction with, the condensed consolidated interim financial statements of Almaden for the financial period ended March 31, 2021 and supporting notes. The financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management is responsible for the preparation and integrity of the Company’s condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s condensed consolidated interim financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the NYSE American stock exchange under the trading symbol “AAU” and on the Toronto Stock Exchange under the symbol “AMM”.

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FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information contained herein is made as of the date of this document and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Forward-looking information includes statements that use forward-looking terminology such as “plans”, “expects”, “budget”, “estimates”, “intends”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements included in this document include, but are not limited to, statements with respect to: anticipated results and developments in the Company’s operations; planned exploration and development on the Company’s Ixtaca gold and silver project on the Tuligtic Property (the “Ixtaca Project”); planned expenditures and budgets and the execution thereof; the feasibility of the Ixtaca Project; the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the Company’s expectations regarding mining and metallurgical recoveries; mine life and production rates; disclosure regarding the permitting review process for the Ixtaca Project; the impact of legal actions in Mexico including the impact of the Amparo (as defined below) proceedings; the Company’s plans to re-submit a revised MIA (as defined below) to Secretaría de Medio Ambiente y Recurso Naturales’ (“SEMARNAT”); the potential timing of the MIA resubmission; plans to continue regional exploration in an effort to expand the known resource at the Ixtaca Project; the expected extension of the Rock Creek Mill storage; the impact of the project's proposed drystack tailing facilities, the Company’s belief that the Ixtaca Project can be a showcase for modern, responsible mineral development in Mexico and define new ground in the realm of sustainable mining; the potential impact of ore sorting results on project economics and design; the potential for further discoveries within the Ixtaca Project area; disclosure regarding potential project financing; permitting time lines and requirements; requirements for additional capital and expected use of proceeds; the Company’s cash resources and their adequacy to meet the Company’s working capital and mineral exploration needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the Company’s outlook with respect to the price, demand and need for precious and other metals and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; the permitting and legal regimes in Mexico; future economic and political conditions; the timing and costs of future activities on the Company’s properties, including but not limited to development and operating costs in the event that a production decision is made; success, timing, accuracy and results of exploration and drilling programs (including metallurgical testing), development and environmental protection and remediation activities; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; future currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; the ability to comply with environmental, health and safety laws; favourable equity and debt capital markets; the ability to raise any necessary capital on reasonable terms to advance the development of the Ixtaca Project; expectations about the ability to acquire resources and/or reserves through acquisition and/or development; future metal prices; the current exploration, development, environmental and other objectives concerning the Ixtaca Project being achieved and other corporate activities proceeding as expected; that third party contractors and equipment, including the Rock Creek mill, will be available and operate as anticipated; the accuracy of any mineral reserve and mineral resource estimates; the timing and reliability of sampling and assay data; the accuracy of budgeted exploration and development costs and expenditures; the cut-off grades; the taxation policies which will apply to the Ixtaca Project being consistent with the Company’s expectations; the price of other commodities such as fuel; rates and interest rates; operating conditions being favourable, including whereby the Company is able to operate in a safe, efficient and effective manner; political and regulatory stability; that all necessary governmental and third party approvals, licences and permits for the planned exploration, development and environmental protection activities will be obtained in a timely manner and on favourable terms; obtaining required renewals for existing approvals; sustained labour stability; positive relations with local groups and the Company’s ability to meet any obligations under agreements with such groups; stability in financial and capital goods markets; and availability of equipment. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks related to: resource exploration and development; uncertainty in developing a commercially viable mining operation; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; history of net losses; lack of cash flow and assurance of profitability; the need for additional capital; uncertainty of obtaining additional funding requirements; governmental regulations and the ability to obtain necessary licences and permits; possible dilution to present and prospective shareholders; the material risk of dilution presented by a large number of outstanding share purchase options and warrants; volatility of share price; mineral prices not supporting corporate profit; unfavourable laws and regulations; political risk in Mexico, crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican rules and regulations; certainty of mineral title and the outcome of litigation; political, economic and social uncertainties; community relations; uncertainty of reserves and mineralization estimates; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws; dependence on management and other key personnel; conflicts of interest; foreign operations; changes to Mexican mining taxes; foreign currency fluctuations; operating hazards and risks associated with the mining industry; the ability to manage growth; competition from other mining exploration companies; lack of a dividend policy; cybersecurity risks; foreign incorporation and civil liabilities; the Company being deemed a passive foreign investment company; the relatively low trading volume of the Common Shares; impairment of exploration and evaluation assets; changes in project parameters as plans continue to be refined; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; availability of third party contractors; failure of equipment to operate as anticipated; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; the Company’s dependence on one mineral project; and the unknown direct and indirect consequences of the COVID-19 pandemic, as well as those factors discussed under the heading “Risks and Uncertainties” sections entitled “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company - Business Overview”, “Item 4. Information on the Company – Principal Property Interests” and “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Information Form and all exhibits attached thereto. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

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The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. For further information see under the heading “Use of the Terms “Mineral Resources” and “Mineral Reserves” in this MD&A.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company, including the Company’s Form 20-F for the year ended December 31, 2020 which is filed as an Annual Information Form, can be found on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

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QUARTERLY HIGHLIGHTS

During the quarter, the Company continued to focus on advancing work relating to the planned submission of a revised environmental permit (“MIA”) on its wholly owned Ixtaca gold-silver project located in the State of Puebla, Mexico.  The Company has engaged new consultants to complete the preparation of the MIA and related documents, and during the quarter environmental consultants updated flora and fauna studies at Ixtaca. Almaden remains convinced that the Ixtaca Project can be a showcase for modern, responsible mineral development in Mexico and define new ground in the realm of sustainable mining.

As previously reported, on December 21, 2020, the Company announced that it received notification from SEMARNAT that the Company’s initial MIA, a required permit in order to proceed to construction and operation of the Ixtaca Project, did not receive approval. The Company originally submitted the MIA in early 2019.

The Company also resumed exploration at the Ixtaca property with initial work focussing on identifying drill targets in the area of the Southeast (“SE”) Alteration Zone. Subsequent to quarter end, the Company announced that it was conducting a surface induced polarisation geophysical (IP) program at the property, with the work designed to help define drill targets both beneath the SE Alteration Zone and at depth beneath the Ixtaca deposit. It is hoped that this IP program, along with past survey results, will identify potential zones of veining like those in the Ixtaca deposit.

The Company looks forward to reporting on its exploration efforts at Ixtaca in the coming quarters.

On March 18, 2021, Almaden raised US$10.3 million (CAD$12,838,950) through a registered direct offering in which the Company sold 15,846,154 shares of its common stock and common stock warrants to purchase up to 7,923,077 shares of common stock at a combined purchase price of US$0.65 per share (the “Offering”). The common stock warrants are immediately exercisable, have an exercise price of US$0.80 per share and expire on March 18, 2024.

Net proceeds of the Offering are intended for preparation and submission of applications for permits required to commence construction of the Ixtaca project, additional engineering work, exploration activities, legal and consulting costs, and for general working capital purposes. As of the date of this MD&A, the Company has not used any of the proceeds from the registered direct offering.

The Offering was made in the United States only pursuant to an effective shelf registration statement on Form F-10 (File No. 333-252171) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on February 26, 2021. A prospectus supplement describing the terms of the offering has been filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. The Company has also filed a prospectus supplement to its base shelf prospectus dated February 25, 2021 on a non-offering basis with applicable securities regulatory authorities in Canada.

Finally, subsequent to quarter end the Company announced that it was encouraged by a Court ruling in respect of the Amparo (see definition in the section titled “Risks and Uncertainties”), wherein the Collegiate (Appeals) Court issued a decision that it does not have the necessary authority to rule on the appeals filed by the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, and instead referred the case directly to the Supreme Court of Justice of Mexico (“SCJN”). The Company anticipates a decision from the SCJN on this matter within the next four to eight months.

The Company noted that in January 2021, the SCJN issued a decision concerning a mining property in north Puebla state owned by a company unrelated to Almaden, where the constitutionality of Mexico’s mining laws had been challenged. The SCJN, in a unanimous decision, confirmed that Mexico’s mining law is constitutional. The Company’s Mexican constitutional law attorney has advised that the January decision will have to be taken into account by the court when considering this case.

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OVERALL PERFORMANCE

Overview

Company Mission and Focus

The Company’s goal is to advance its wholly-owned Ixtaca gold-silver deposit to become a low-cost, modern mine which makes a positive social difference.

Qualified Person

Morgan Poliquin, P.Eng., a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the President, Chief Executive Officer and a director of Almaden, has reviewed and approved the scientific and technical information in this MD&A. Much of the scientific and technical contents in this MD&A are derived from the Ixtaca Gold-Silver Project, Puebla State, Mexico, NI 43-101 Technical Report on the Feasibility Study with an effective date of January 24, 2019 (the “FS”). The independent Qualified Persons responsible for preparing the FS are set out below under the heading, “Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance”.

Use of the Terms “Mineral Resources” and “Mineral Reserves”

All capitalized terms used but not defined in this MD&A have the meanings given to them in NI 43-101 and the 2014 CIM definitions Standards on Mineral Resources and Reserves (the “CIM Standards”).

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under CIM Standards, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by a Preliminary Feasibility Study or a Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that extraction could reasonably be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource, and may only be converted to a Probable Mineral Reserve.

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A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves under the SEC Industry Guide 7. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility Studies or Pre-Feasibility Studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A or incorporated by reference herein contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Ixtaca (Tuligtic) – Mexico

The following is a brief description of the sole mineral property owned by the Company. Additional information can be obtained from Almaden’s website at www.almadenminerals.com and in the FS, which is available under the Company’s SEDAR profile at www.sedar.com.

Location and Ownership

The Ixtaca Project is 100% owned by the Company, subject to a 2% net smelter return (“NSR”) royalty held by Almadex Minerals Ltd. (“Almadex”). The Ixtaca Project lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit, which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

Recent Updates

To date, the Company has invested approximately US$58 million in the discovery and advancement of the Ixtaca Project. In addition to the capital cost estimate of US$174 million, none of which has been spent to date, the Company anticipates incurring additional project expenditures of less than $10 million, exclusive of corporate general, administrative, discretionary exploration drilling, and financing costs, through to the commencement of construction, with such amounts relating to permitting costs, land acquisition, mill storage, and contingencies. Land acquisition costs generally refer to private acquisition agreements with surface landowners in order to facilitate the Change of Use of Land permit. The $10 million expenditure mentioned in this paragraph is not required for the purposes of maintaining the Ixtaca Project.

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The Company expects to keep the Rock Creek Mill in storage until the MIA permit is approved. The Rock Creek Mill has been dismantled and prepared for shipping.

The significant events remaining prior to being in a position to commence construction are as follows:

• MIA permit application and approval.

• Change of Use of Land permit.

• Project financing.

Feasibility Study and Updated Resource Estimate

On December 11, 2018, Almaden announced the results of an independent Feasibility Study titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study” (defined above as the “FS”) The FS was subsequently filed on SEDAR on January 24, 2019. An update to the FS was filed on SEDAR on October 3, 2019.

HIGHLIGHTS

(All values shown are in $US. Base case uses $1,275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assume 75:1 ratio).

  Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;
  After-tax IRR of 42% and after-tax payback period of 1.9 years;
  After-tax NPV of $310 million at a 5% discount rate;
  Initial Capital of $174 million;
  Conventional open pit mining with a Proven and Probable Mineral Reserve of 1.39 million ounces of gold and 85.2 million ounces of silver;
  Pre-concentration uses ore sorting to produce a total of 48 million tonnes of mill feed averaging 0.77 g/t gold and 47.9 g/t silver (2.03 g/t gold equivalent over first 6 years, 1.41 g/t gold equivalent over life of mine);
  Average LOM annual production of 90,800 ounces gold and 6.14 million ounces silver (173,000 gold equivalent ounces, or 12.9 million silver equivalent ounces);
  Operating cost $716 per gold equivalent ounce, or $9.55 per silver equivalent ounce;
  All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce;
  Elimination of tailings dam by using filtered tailings significantly reduces the project footprint and water usage.

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Feasibility Study Summary

Almaden engaged a team of consultants led by Moose Mountain Technical Services (“MMTS”) to undertake the FS. MMTS was responsible for mining, metallurgy, processing, infrastructure and the economic evaluation, APEX Geoscience Ltd. for exploration and drill data QA/QC, Giroux Consultants for the resources estimation, and SRK Consulting (U.S.), Inc. (“SRK”) for aspects related to geotechnical, tailings and water management.

Table 1 – Summary of the Economics of the Ixtaca Feasibility Study

	Amount
Pre-Tax NPV (5%)	$470 million
Pre-Tax IRR	57%
Pre-Tax Payback	1.6 Years
Post-Tax NPV (5%)	$310 million
Post-Tax IRR	42%
Post-Tax Payback	1.9 Years
Initial Capital	$174 million
Life of Mine	11 Years
Waste/ ROM ore ratio	4.5:1
	Years 1 - 6	Life of Mine (LOM)
Cash Operating Cost ($/AuEq oz.)	667	716
AISC ($/AuEq oz.)	810	850
Annual Gold production (000's oz.)	108	90
Annual Silver production (000's oz.)	7,071	6,160
Annual Gold equivalent production (000's oz.)	202	173
Average mill feed grade (g/t) Au	1.10	0.77
Average mill feed grade (g/t) Ag	69.3	47.9
Average mill feed grade (g/t) AuEq	2.03	1.41

Economics assume a Gold Price of $1275/Oz and Silver Price of $17/Oz and are estimated on a 100% equity basis.

Geology and Mineral Resource Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly occurring as anastomosing (branching and re-connecting) vein zones hosted by limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. The wireframe models constructed to define the overall vein zones therefore contain interspersed irregular zones of barren limestone dilution. In this FS the limestone unit hosts 75% of the metal produced, the volcanic unit hosts 12% and the black shale unit hosts 13% on a gold-equivalent basis. The Mineral Resources for Ixtaca are presented in Table 2.

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Table 2- Summary of Ixtaca Mineral Resources

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	43,380,000	0.62	36.27	1.14	862	50,590	1,591
0.50	32,530,000	0.75	44.27	1.39	788	46,300	1,454
0.70	25,080,000	0.88	51.71	1.63	711	41,700	1,312
1.00	17,870,000	1.06	61.69	1.95	608	35,440	1,118
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	80,760,000	0.44	22.67	0.77	1,145	58,870	1,994
0.50	48,220,000	0.59	30.13	1.02	913	46,710	1,586
0.70	29,980,000	0.74	37.79	1.29	715	36,430	1,240
1.00	16,730,000	0.96	47.94	1.65	516	25,790	888
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	40,410,000	0.32	16.83	0.56	412	21,870	726
0.50	16,920,000	0.44	25.43	0.80	237	13,830	436
0.70	7,760,000	0.57	33.80	1.06	142	8,430	264
1.00	3,040,000	0.79	43.64	1.42	77	4,270	139

1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018. The Qualified person for the estimate is Gary Giroux, P.Eng.

2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t

3.	Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of December 11, 2018.

5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

Mine Plan

The Ixtaca gold-silver project is planned as a typical open pit mining operation using contractor mining. Initial production will ramp up to a mill feed rate of 7,650 tonnes per day followed by an expansion to 15,300 tonnes per day from Year 5 onwards.

An ore control system is planned to provide field control for the loading equipment to selectively mine ore grade material separately from the waste.

Mining operations will be based on 365 operating days per year with three 8 hour shifts per day.

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Processing

The FS reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine ore will be crushed in a three-stage crushing circuit to -9 mm.

The FS also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

Ore sort waste from Limestone and Black Shale is below waste/ore cutoff grade and is placed in the waste rock dump. Ore sort ‘waste’ from the Volcanic unit is low grade ore and will be stockpiled for processing later in the mine life. Ore sorting pre-concentration increases the mill feed gold and silver grades by 32% and 31% respectively compared to run of mine (ROM) grades. Table 3 shows ROM grades with ore sort waste removed from the ROM, and the resulting mill feed.

Table 3 Ore Sort Mill Feed grade improvement

		ROM	Ore sort	Mill
		Ore	Waste	Feed
Limestone	million tonnes	51.5	18.8	32.7
	Au g/t	0.572	0.24	0.763
	Ag g/t	37.5	12.0	52.2
Black Shale	million tonnes	12.2	6.3	5.8
	Au g/t	0.517	0.25	0.806
	Ag g/t	44.4	20.0	70.8
Volcanic	million tonnes	9.4	-	9.4
	Au g/t	0.790	-	0.790
	Ag g/t	18.6	-	18.6
TOTAL	million tonnes	73.1	25.1	48.0
	Au g/t	0.591	0.24	0.773
	Ag g/t	36.3	14.0	47.9

Crushed ore is transported to the grinding circuit by an over land conveyor. Grinding to 75 microns is carried out with ball milling in a closed circuit with cyclones. Cyclone underflow is screened and the screen undersize is treated in semi-batch centrifugal gravity separators to produce a gravity concentrate.

The gravity concentrate will be treated in an intensive leach unit with gold and silver recovered from electrowinning cells.

The cyclone overflow will be treated in a flotation unit to produce a flotation concentrate. After regrinding the flotation concentrate leaching will be carried out in 2 stages. CIL leaching for 24 hours will complete gold extraction, followed by agitated tank leaching to complete silver leaching. A carbon desorption process will recover gold and silver from the CIL loaded carbon, and a Merrill Crowe process will recover gold and silver from pregnant solution from the agitated leach circuit.

Cyanide destruction on leach residue is carried out using the SO2/Air process. Final tailings are thickened and filtered then dry stacked and co-disposed with mine waste rock.

Average process recoveries from mill feed to final product over the life of mine are summarized in Table 4 for each ore type.

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Table 4 Average Life of Mine Process Recoveries from Mill Feed

	Gold	Silver
Limestone	88.5%	86.8%
Volcanic	64.4%	76.3%
Black Shale	54.5%	84.7%

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the FS has evolved through the open dialogue between the Company and residents over the past number of years and as part of the Social Investment Plan consultation (see section below titled “Community Consultations”).

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the FS, rainwater will be captured during the rainy season in the water storage reservoir and slowly released during the dry season, for use by both the mining operation and local residents.

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock.

In consideration of these findings and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed Best Available Technology and Best Applicable Practice in the design and planning of tailings management at Ixtaca, which resulted in selecting a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste disposal areas.

Mineral Reserve Estimate

Mineral Reserves in Table 5, have been developed by MMTS with an effective date of November 30, 2018, and are classified using the CIM Standards. The Mineral Reserves are based on an engineered open pit mine plan.

Table 5 – Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
Proven	31.6	0.70	43.5	714	44,273
Probable	41.4	0.51	30.7	673	40,887
TOTAL	73.1	0.59	36.3	1,387	85,159

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  Mineral Reserves have an effective date of November 30, 2018. The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services.
  The cut-off grade used for ore/waste determination is NSR>=$14/t
  All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.
  Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.
  Reserves are based on a US$1,300/oz gold price, US$17/oz silver price and an exchange rate of US$1.00:MXP20.00.
  Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
  Rounding as required by reporting guidelines may result in summation differences.

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided below under the heading “Risk factors” and under the heading “Risks and Uncertainties” sections entitled “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company - Business Overview”, “Item 4. Information on the Company – Principal Property Interests” and “Item 5. Operating and Financial Review and Prospects” in the Company’s Annual Information Form.

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Table 6 – Initial Capital Costs ($ millions)

Mining	$22.2
Process	$80.2
Onsite Infrastructure	$24.3
Offsite Infrastructure	$7.5
Indirects, EPCM, Contingency and Owner’s Costs	$39.9
Total	$174.2

Table 7 – Expansion Capital Costs ($ millions)

Mining	$1.2
Process	$56.9
Infrastructure	$1.5
Indirects, EPCM, Contingency and Owner’s Costs	$5.0
Total	$64.5

Table 8 – LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The FS base case prices are derived from current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to the effective date of the FS.

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Table 9 - Summary of Ixtaca Economic Sensitivity to Precious Metal Prices (Base Case is Bold)

Gold Price ($/oz)	1125	1200	1275	1350	1425
Silver Price ($/oz)	14	15.5	17	18.5	20

Pre-Tax NPV 5% ($million)	229	349	470	591	712
Pre-Tax IRR (%)	35%	46%	57%	67%	77%
Pre-Tax Payback (years)	2.0	1.8	1.6	1.4	1.3

After-Tax NPV 5% ($million)	151	233	310	388	466
After-Tax IRR (%)	25%	34%	42%	49%	57%
After-Tax Payback (years)	2.6	2.1	1.9	1.7	1.5

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca Project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held nine large-scale community meetings totalling over 4,100 people, taken 480 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca project. On December 9, 2018, Almaden hosted the most recent large-scale community meeting which was attended by over 800 people, including representatives of the new Federal Government in Mexico.

In 2017, Almaden engaged a third-party consultant to lead a community consultation and impact assessment at the Ixtaca project. In Mexico, only the energy industry requires completion of such an assessment (known in Mexico as a Trámite Evaluación de Impacto Social, or “EVIS”) as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project (“Focus Area”), and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden’s knowledge, this is the first time a formal EVIS has been completed in the minerals industry in Mexico, and as such reflects the Company’s commitment to best national and international standards in Ixtaca project development.

The EVIS and subsequent work on the development of a Social Investment Plan were conducted according to Mexican and international standards such as the Guiding Principles on Business and Human Rights, the Equator Principles, and the OECD Guidelines for Multinational Enterprises and Due Diligence Guidance for Meaningful Stakeholder Engagement in the Extractive Sector.

Fieldwork for the EVIS was conducted by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Ixtaca Focus Area during the FS to allow for ethnographic immersion and an appreciation for the local customs and way of life. This third-party consultation sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area.

This extensive consultation resulted in changes to some elements of the mine design, including the planned construction of a permanent water reservoir to serve the local area long after mine closure, and the shift to dry-stack filtered waste management.

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Economic Contributions

The FS anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this FS, Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes.

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam (WSD), will be reclaimed and re-vegetated. The WSD and the availability of this water to the local communities will remain after closure.

Opportunities

Several opportunities excluded from the base case economics have been identified in the FS.

•	Results from the ore sorting tests identified several opportunities to increase the ore sort efficiency and could result in a further increase in mill feed grades. These opportunities will be investigated with future test work.

•	Gold extraction recoveries in the minor black shale unit are currently impeded by the presence of carbonaceous material. Recent test work including carbon pre-flotation and ultra-fine gravity separation has demonstrated that the carbon can be liberated and removed with a significant improvement in gold recovery. This test work is ongoing and is expected to improve the black shale gold recovery.

•	Test work carried out on Ixtaca limestone waste rock samples concluded that Ixtaca limestone waste rock is suitable for many types of concrete use and other applications such as shotcrete, subgrade, asphalt aggregate or railroad ballast with little effort and processing. Concrete produced with tests on Ixtaca limestone aggregate performed very well, achieving the 28-day design compressive strength of 30 MPa already at 7 days, and more than 40 MPa at 28 and 56 days.

Ixtaca is connected by 60 km of paved road to the industrial city Apizaco, 120 km of paved road to the state capital of Puebla, and 170 km of paved road to Mexico City.

The sale of limestone ore sort rejects (a waste product) as an aggregate presents a very significant potential source of revenue to the project at no additional capital or operating cost to the project. There is also potential to sell some of the ROM waste rock as an aggregate.

•	Fine aggregate from crushing and grinding operations is also expected to perform in a similar way to the coarse aggregate. Chemical analysis of the fine aggregate indicates that it is also suitable as a raw material for the production of lime cement or Portland cement if properly processed and blended with suitable silica aluminates.

Next Engineering and Development Steps

In December 2020, the Company announced that its initial MIA was not approved by Mexican authorities. During 2021 the Company will be working towards submitting a revised MIA permit application which incorporates additional data presently available to the Company as well as data to be gathered in further field studies.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified persons responsible for preparing the FS were: Jesse Aarsen, P.Eng., Tracey Meintjes, P.Eng., Edward Wellman PE, PG, CEG, Clara Balasko, P.E., Kristopher Raffle, P.Geo., and Gary Giroux, M.A.Sc., P.Eng., all of whom acted as independent consultants to the Company, and are Qualified Persons as defined by NI 43-101.

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The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver (“ALS”) using industry standard analytical techniques. All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half is placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

ALS sends its own trucks to the Ixtaca project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

The mineral resource estimate referenced in this document was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the Company’s mineral claims, which cover an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in this FS.

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Outlook

Almaden has access to sufficient funding to conduct its anticipated work program for the next fiscal year at the Ixtaca Project. The Company intends to proceed with the preparation of a revised MIA and a Change of Use of Land permit during 2021. These permits will require several months for preparation, and once submitted, in the normal course the MIA permit may take up to one year for review by SEMARNAT, and in the normal course the Change of Use of Land permit would require approximately three months for a response. The Company expects that preparation of the MIA permit will require a detailed review of the existing field study data, as well as some additional field work. The Change of Use of Land permit will require the completion of a detailed mine plan showing precise locations of buildings, roads, and other excavations along with the associated scheduling.

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F for the year ended December 31, 2020, as filed on SEDAR on March 26, 2021, under the heading “Annual Information Form”.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated in the FS, the Mineral Resource Estimate, the Mineral Reserve Estimate, or otherwise.

The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company believes it currently has sufficient financial resources to undertake all of its currently planned programs.

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Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/MXN exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s expenses in Mexico are denominated in U.S. Dollars and MXN. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

Impact of COVID-19 Pandemic

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operations and ability to raise capital.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is subject to such requirements in connection with its activities at Ixtaca. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

There can also be no assurance that closure estimates prove to be accurate. The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

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Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. These factors may affect both the Company’s ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it currently has an interest or in respect of which it has obtained exploration and development rights to date. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the exploration and development of Ixtaca.

In December 2020, the Company received notification from SEMARNAT that its environmental permit application (defined above as the “MIA”) for the Ixtaca Project submitted in 2019 did not receive approval. There is no assurance that any future MIA permit application will be successful. Such an application may be subject to challenge or litigation by third parties, which may delay any decision in respect of the MIA application or which may inhibit the Company’s ability to proceed with the Ixtaca Project even in the event of a positive outcome to the planned resubmitted MIA application. Under Mexican law, in addition to the MIA permit, a number of additional permits from Federal, State, and Municipal authorities, including a Change of Use of Land permit, an explosives permit, a water usage permit, and permits relating to powerline construction and electrical use, among others, will be required before proceeding to construction and operation of the Ixtaca Project.

Until the MIA is approved, for which there is significant uncertainty about time and outcome, and other necessary permits as described herein are obtained, any funds raised by the Company cannot be used to proceed to construction and operation of the Ixtaca Project and may be used for working capital, including expenditures relating to permitting costs, exploration and drilling activities, land acquisition, mill storage, community activities within the social area of impact of the project and contingencies.

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Mexico may adversely affect the Company’s business.

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The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca project. Local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and law suits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca project and on its financial position, cash flow and results of operations.

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects. Therefore, consultation with indigenous communities by Mexican authorities and the Company may be required for the Ixtaca Project.

ILO Convention 169 has been ratified by Mexico. It is possible however that Mexico may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by Mexico creates a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans could be challenged by or on behalf of indigenous peoples.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s operations in Mexico may have a material adverse effect on the business, operations, and financial condition of the Company.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

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The Company may be subject to legal proceedings that arise in the ordinary course of business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title to Almaden’s mining concessions may also be adversely affected by the Amparo as discussed below.

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to additional disputes. The procurement or enforcement of such rights, or any dispute with respect to such rights, can be costly and time consuming. In areas where there are local populations or land owners, it may be necessary, as a practical matter, to negotiate surface access. Even in the event that the Company has the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, this could have a material adverse effect on the Company and the Company may need to rely on the assistance of local officials or the courts in such jurisdictions or pursue other alternatives, which may suspend, delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license. As noted in our press releases dated April 15, 2019 and February 27, 2020, the Company’s Original Concessions (as defined below) are subject to legal proceedings (the “Amparo”, or “Mineral Title Lawsuit”). On April 7, 2015, the Ejido Tecoltemi filed the Amparo against Mexican mining authorities claiming that Mexico’s mineral title system is unconstitutional because indigenous consultation is not required before the granting of mineral title. Almaden’s two original mining concessions covering the Ixtaca project (the “Original Concessions”) (Figure 1) are the subject matter of the Amparo. The Original Concessions cover Almaden’s Ixtaca project and certain endowed lands of the Ejido (the “Ejido Lands”). The Ejido Lands overlap approximately 330 Ha of the far south-eastern corner of the Original Concessions and are not considered material to Almaden.

On April 15, 2019, the lower court in Puebla State ruled that Mexico’s mineral title system is unconstitutional. The Original Concessions were ruled to be illegal, but the mineral rights over that land were ordered to be held for Almaden until such time as indigenous consultation can be completed.

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Under Mexican law, any decisions in the Amparo, such as the April 15, 2019 lower court ruling, are granted in a provisional manner and only become final once the decisions are no longer subject to further appeal. The Superior (Collegiate) Court accepted the appeals of each of the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party, against the April 15, 2019 provisional lower court decision in the Amparo.

On April 14, 2021, the Company announced that the Collegiate Court issued its decision on the Amparo, stating that it does not have the necessary authority to rule on the appeals filed by the Mexican Congress, Senate, Secretary of Economy and mining authorities, as well as Almaden as an interested party. The Collegiate Court referred the case directly to the Supreme Court of Justice of Mexico (“SCJN”). The Company anticipates a decision from the SCJN on this matter within the next four to eight months.

The Company notes that in January 2021, the SCJN issued a decision concerning a mining property in north Puebla state owned by a company unrelated to Almaden, where the constitutionality of Mexico’s mining laws had been challenged. The SCJN, in a unanimous decision, confirmed that Mexico’s mining law is constitutional. The Company’s Mexican constitutional law attorney has advised that the January decision will have to be taken into account by the court when considering this case.

While the Company has provided an estimate regarding the timeframe within which a decision may be forthcoming from the SCJN, it notes that the operations of the Courts in Mexico have been disrupted by the COVID–19 pandemic and normal response times may be substantially delayed.. Significant risks remain that the outcome of the Amparo proceedings may not be known for an extended period of time, and if the Mineral Title dispute is not decided in a manner favourable to the Company, the Company may lose the ownership of some or all of its mineral claims. The Company is able to access and work on the Ixtaca Project while the Amparo is before the SCJN.

Figure 1: Original Concessions. Ixtaca environmental and social impact areas, and Ejido Lands

Shortly after the Amparo was filed in 2015, the lower court ordered the suspension of Almaden from conducting exploration and exploitation work over those portions of the Original Concessions which overlap with the Ejido Lands.

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Mineral tenure over the Ejido Lands is not material to Almaden. The Ejido Lands do not overlap the Ixtaca project or its environmental or social area of impact. Almaden has never tried to negotiate access to the Ejido Lands, never conducted exploration work on the Ejido Lands, and has no interest in conducting any future exploration or development work over the Ejido Lands. The Ejido Lands are in a different drainage basin than the Ixtaca project and the Company does not need to travel though the Ejido Lands to access the Ixtaca project.

In the event the provisional lower court Amparo decision becomes final, this would result in amendments to Mexican mining law and could suggest that all mineral claims granted in Mexico since 2001 are unconstitutional. In Almaden’s case, the Original Concessions (see Figure 1) would be deemed to be illegal but the mineral rights over that land would be held for Almaden until such time as indigenous consultation can be completed. However, given that Almaden has no interest in conducting work on the Ejido Lands, it is unclear over what area indigenous consultation would occur. We note that none of the communities located within the New Concessions (see Figure 3 below) or within the Ixtaca project’s area of social impact are party to the Amparo. Moreover, the surface area of the proposed Ixtaca project is covered by private property.

The standards for local implementation of the obligations assumed by Mexico under ILO Convention 169 regarding the human right to free, prior, informed consultation of indigenous communities are currently evolving. In the event of a negative outcome on the Amparo, or for other reasons, consultation with indigenous communities by Mexican authorities and the Company may be required. In the event consultation is required, this may halt or result in a significant delay in project development notwithstanding the extensive engagement already conducted by the Company in relevant communities.

Claim Reduction Efforts

In 2015, after learning about the Amparo, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands, to assure the Ejido that Almaden would not interfere with the Ejido Lands, and to reduce Almaden’s land holding costs.

Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) (see Figure 2) and then voluntarily cancelled the Overlapping Concessions (see Figure 3 – which shows only the “New Concessions”). The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a Court Order.

Figure 2: New and overlapping concessions	Figure 3: New Concessions.

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In June 2017, the Ejido Tecoltemi, the complainant in the Amparo, filed a legal complaint about the court order leading to the New Concessions, and on February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and sent the ruling to the court hearing the Amparo.

On December 21, 2018, the General Directorate of Mines issued a resolution, which has never been officially notified to the Company, that the New Concessions are left without effect, and the Original Concessions are in full force and effect (the “December Communication”).

On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled.

On June 10, 2019, Almaden’s subsidiary appealed the December Communication, and subsequent cancellation of the New Concessions. On September 26, 2019, the lower court refused to hear the appeal, but on October 14, 2019, a higher court agreed to hear the appeal.

In communications with the lower court and mineral title certificates issued by the General Directorate of Mines directly to Almaden on December 16, 2019 (the “December 2019 Certificates”), the applicable Mexican records currently reflect the position that the Original Concessions (the subject matter of the Amparo) are active and owned by Almaden (through its Mexican subsidiary) and the New Concessions are left without effect. It should be noted that the Mexican mining authorities also have indicated in the December 2019 Certificates that their position is subject to the final resolution of the Amparo.

On January 21, 2020, the Company filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates, which represented the first time that Almaden had been directly notified of any changes in its mineral tenure.

Almaden believes that the December Communication from the Mexican mining authorities is the basis for the recorded change in its mineral tenure. The Company’s Mexican counsel has advised it that the December Communication has no legal effect as it was only provided to the lower court, was never officially served on the Company and was not issued by an official possessing the necessary legal authority. While the December Communication is dated December 21, 2018, the Company first became aware of it in May, 2019 through a review of court documents.

On December 1, 2020, the higher court denied the Company’s October 14, 2019 appeal, which objected to the reinstatement by the Mexican mining authorities of the Company’s Original Concessions. This court decision upheld the action of Mexican mining authorities that reinstated the Original Concessions as the Company’s sole mineral claims over the Ixtaca Project, and left the New Concessions the Company was awarded in 2017 as held without effect. However, the decision also stated that the Company had the right to defend the New Concessions through the applicable legal procedures (which have been initiated through the two Administrative Challenges referred to below).

As previously reported, the Company has initiated two Administrative Challenges against the Mexican mining authorities for revoking the Company’s lawfully reduced New Concessions. These challenges are based in part on Mexican legal advice that the Company cannot be forced to own mineral rights that it does not wish to own, and remain in process. The opinion of the Company’s Mexican counsel is that the New Concessions remain in force.

Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca project. As noted above those claims are subject to the Amparo.

The Original Concessions provide the Company with the same exploration and mining rights over the Company’s Ixtaca Project as the New Concessions would, with the exception that the Company’s mineral rights in the area are 7,000 Ha larger than they would otherwise be. The Company may not access or conduct any mining or exploration activities on the Ejido Lands which constitute 330 hectares at the extreme southeast edge of the Original Concessions (Figure 1, above) in an area which the Company had sought to drop from its reduced mineral claims. The Original Concessions over the Ejido Lands are subject to the Amparo. The Ejido Lands do not overlap the Ixtaca Project or its environmental or social area of impact. The Ejido Lands are in a different drainage basin than the Ixtaca Project and the Company does not need to travel though the Ejido Lands to access the Ixtaca Project. Almaden continues to file taxes and assessment reports on the basis of the reduced area defined by the New Concessions. These taxes have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding taxes on the Original Concessions.

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Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders’ exposure to the potential cash flows generated from the Company’s projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At May 13, 2021, there were 12,535,000 stock options and 21,732,735 warrants outstanding. Directors and officers hold 9,450,000 of the options and 3,085,000 are held by employees and consultants of the Company. Directors and officers hold 608,703 of the warrants.

Trading volume

The relatively low trading volume of the Common Shares reduces the liquidity of an investment in the Common Shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company.

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At March 31, 2021, the Company concluded that no impairment indicators existed with respect to its exploration and evaluation assets and no impairment of exploration and evaluation assets was recognized

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

	Quarter Ended Mar 31, 2021 ($)	Quarter Ended Dec 31, 2020 ($)	Quarter Ended Sep 30, 2020 ($)	Quarter Ended Jun 30, 2020 ($)
Revenue	Nil	Nil	Nil	Nil
Other Income	400,054	549,543	429,516	565,025
Comprehensive loss	(1,430,862)	(1,054,385)	(219,048)	(910,585)
Basic & diluted net loss per share	(0.01)	(0.01)	(0.00)	(0.01)
Total assets	88,395,787	76,448,771	76,889,227	75,020,788
Total long term liabilities	4,653,506	4,688,836	4,873,158	4,874,997
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Mar 31, 2020 ($)	Quarter Ended Dec 31, 2019 ($)	Quarter Ended Sep 30, 2019 ($)	Quarter Ended Jun 30, 2019 ($)
Revenue	Nil	Nil	Nil	Nil
Other income (loss)	158,222	(338,263)	352,249	432,895
Comprehensive loss	(945,350)	(1,119,575)	(1,099,401)	(596,300)
Basic & diluted net loss per share	(0.01)	(0.01)	(0.01)	(0.00)
Total assets	75,723,275	74,063,855	75,302,179	75,488,119
Total long term liabilities	4,919,498	4,577,916	4,561,492	4,466,555
Cash dividends declared	Nil	Nil	Nil	Nil

Quarterly variances in other income are dependent on the interest income earned from various levels of cash balances, financing activities related to the gold loan and cost recoveries from administrative services earned from Azucar and Almadex. The main changes in comprehensive loss include share-based payments relating to the fair values of stock options granted, professional fees relating to the suspension of the development stage activities, and foreign exchange gain (loss) from foreign exchange rate fluctuations. Further details are discussed in Review of Operations and Financial Results section below.

Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2021 compared to the three months ended March 31, 2020

For the three months ended March 31, 2021, the Company recorded a comprehensive loss of $1,430,862, or $0.01 per common share, compared to a comprehensive loss of $945,350, or $0.01 per common share, for the three months ended March 31, 2020. The increase in comprehensive loss of $485,512 was primarily a result of a $727,344 increase in operating expenses offset by a $241,832 increase in other income.

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As the Company is in development stage, it has no revenue from mining operations. Other income of $400,054 (2020 - $158,222) during the three months ended March 31, 2021 relates primarily to administrative services fees earned from Azucar of $163,523 (2020 - $243,640), and from Almadex of $163,523 (2020 - $122,112). The Company has an administrative services agreement with these two companies whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. The increase of $241,832 in other income (loss) is mainly related to an unrealized foreign exchange gain of $39,611 in Q1 2021 compared to a large unrealized foreign exchange loss of $273,886 during the same time last year due to the weakness in US dollar in 2021. Furthermore in Q1 2021, there were no financing fees paid compared to $54,577 in Q1 2020 thus increasing the other income by $54,577 in 2021.

Operating expenses were $1,830,916 during the three months ended March 31, 2021 (2020 - $1,103,572). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The increase in operating expenses of $727,344 are mainly the result of an increase in professional fees of $31,536 and an increase in share-based payments of $746,500 from stock option grants during Q1 of 2021.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2021, the Company had working capital of $14,195,422, including cash and cash equivalents of $13,941,567, compared to working capital of $2,625,769, including cash and cash equivalents of $2,473,406 at March 31, 2020. The increase in working capital of $11,569,653 is due to non-brokered private placements financing closed in August 2020 and the registered direct offering closed on March 2021 offset by the cash balances being used for expenditures in exploration and evaluation assets and corporate affairs.

The Company has long term liabilities of $4,653,506 at March 31, 2021 compared to $4,688,836 at December 31, 2020 that relates to deferred income tax liability from the Mexican income tax and Special Mining Duty associated with the Ixtaca project of $1,434,882 (December 31, 2020 - $1,434,882). Other components of long-term liabilities relate to long-term portion of lease liabilities of $Nil (December 31, 2020 - $35,781) for office lease, gold loan payable of $2,901,478 (December 31, 2020 - $2,842,756) entered with Almadex on May 14, 2019 and derivative financial liabilities of $317,146 (December 31, 2020 - $375,417) related to the gold loan.

On February 25, 2021, the Company filed a final short form base shelf prospectus in each of the provinces and territories of Canada, other than Québec (the “Shelf Prospectus”), and a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement allow Almaden to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of US$60 million during the 25-month period that the Shelf Prospectus remains effective. Such securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplement(s). Information regarding the use of proceeds from a sale of such securities will be included in the applicable prospectus supplement.

Copies of the Shelf Prospectus can be found under the Company’s SEDAR profile at www.sedar.com; copies of the Registration Statement can be found on EDGAR at www.sec.gov; and copies of such documents may be obtained by request to the Corporate Secretary of Almaden Minerals Ltd.: 201-1333 Johnston St., Vancouver, British Columbia V6H 3R9, Canada (TEL: 604.689.7644), or to info@almadenminerals.com.

Three months ended March 31, 2021

Net cash used in operating activities during the three months ended March 31, 2021 was $133,951 (2020 - $446,426), after adjusting for non-cash activities.

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Net cash used in investing activities during the three months ended March 31, 2021 was $684,063 (2020 - $800,597) related to expenditures in exploration and evaluation assets while waiting for its development permits.

Net cash from financing activities during the three months ended March 31, 2021 was $12,224,883 (2020 - $2,808,215) as a result of registered direct offer of $11,692,683 (2020 – non-brokered private placements financing $2,018,649), options exercised of $564,750 (2020 - $Nil), net proceeds on gold in trust of $Nil (2020 - $818,360) and repayment of leasing of $32,550 (2020- $28,974).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of date of this MD&A, there were 137,221,408 common shares issued and outstanding and 171,489,143 common shares outstanding on a diluted basis. The Company had the following common shares outstanding as at the dates indicated:

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2019	111,726,719	$127,022,366
December 31, 2020	120,650,254	$131,189,978
May 13, 2021	137,221,408	$143,624,661

Share Issuances during Fiscal 2021

On March 18, 2021, the Company closed a registered direct offering private placement for the purchase and sale of 15,846,154 common shares and common share warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per unit for aggregate gross proceeds of US$10.3 million (CAD$12,838,950). The common share warrants will be immediately exercisable, have an exercise price of US$0.80 per share and will expire three years from the date of issuance. Share issue costs included a finder’s fee of $834,532 in cash. In connection with the registered direct offering, the Company also incurred $311,735 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the registered direct offering were allocated entirely to share capital.

Warrants

The following table summarizes information about warrants outstanding at May 13, 2021:

	Exercise	December 31,				May 13,
Expiry date	price	2020	Issued	Exercised	Expired	2021
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$ 0.80	-	7,923,077	-	-	7,923,077
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		13,809,658	7,923,077	-	-	21,732,735
Weighted average exercise price		$0.92	$1.00	-	-	$0.95

The table in Note 9(c) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2020 summarizes information about warrants outstanding as at December 31, 2020.

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Stock Options

The Company grants directors, officers, employees, and contractors options to purchase common shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2020, are detailed in Note 9(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2020.

The following table summarizes information about stock options outstanding at May 13, 2021:

Expiry date	Exercise price	December 31, 2020	Granted	Exercised	Expired	May 13, 2021
February 7, 2021	$ 1.11	300,000	-	-	(300,000)	-
February 7, 2021	$ 0.84	425,000	-	(375,000)	(50,000)	-
March 29, 2021	$ 1.08	400,000	-	-	(400,000)	-
March 29, 2021	$ 0.90	100,000	-	-	(100,000)	-
May 6, 2021	$ 0.69	557,000	-	(275,000)	(282,000)	-
July 7, 2021	$ 0.80	1,612,000	-	(75,000)	-	1,537,000
August 13, 2021	$ 1.01	150,000	-	-	-	150,000
September 16, 2021	$ 0.90	1,155,000	-	-	-	1,155,000
December 12, 2021	$ 1.00	200,000	-	-	-	200,000
March 4, 2022	$ 0.47	1,125,000	-	-	-	1,125,000
April 30, 2022	$ 0.41	100,000	-	-	-	100,000
April 30, 2022	$ 0.58	220,000	-	-	-	220,000
May 31, 2022	$ 0.62	700,000	-	-	-	700,000
June 9, 2022	$ 0.64	2,180,000	-	-	-	2,180,000
October 3, 2022	$ 1.13	1,346,000	-	-	-	1,346,000
December 15, 2022	$ 0.89	972,000	-	-	-	972,000
February 9, 2023	$ 0.97	-	450,000	-	-	450,000
March 3, 2023	$ 0.96	-	325,000	-	-	325,000
March 31, 2023	$ 0.68	-	1,975,000	-	-	1,975,000
May 8, 2023	$ 0.69	-	100,000	-	-	100,000
Options outstanding and exercisable		11,542,000	2,850,000	(725,000)	(1,132,000)	12,535,000
Weighted average exercise price		$ 0.80	$ 0.76	$ 0.78	$ 0.96	$ 0.77

ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

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CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

TRANSACTIONS WITH RELATED PARTIES

(a)       Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar and Almadex (Note 10(b) of the March 31, 2021 condensed consolidated interim financial statements) was as follows:

Three months ended March 31, 2021	Fees	Share-based Payments	Total

Chairman (1)	$ 6,000	$ -	$ 6,000
President & CEO	8,625	122,500	131,125
CFO	5,875	118,750	124,625
VP Corporate Development	5,550	109,750	115,300
VP Project Development	15,000	67,500	82,500
Directors	-	515,250	515,250
	$ 41,050	$ 933,750	$ 974,800

Three months ended March 31, 2020	Fees	Share-based Payments	Total

Chairman (1)	$ 6,000	$ -	$ 6,000
President & CEO	8,375	75,000	83,375
CFO	5,625	50,000	55,625
VP Corporate Development	5,300	50,000	55,300
VP Project Development	20,000	-	20,000
Directors	-	20,000	20,000
	$ 45,300	$ 195,000	$ 240,300

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $184,000 to the Chairman as at March 31, 2021 (December 31, 2020 - $160,000), which is recorded in accounts payable.

(b)       Administration Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the three months ended March 31, 2021, the Company received $163,523 (2020 - $243,640) from Azucar for administrative services fees included in other income and received $163,523 (2020 - $122,112) from Almadex for administrative services fees included in other income.

At March 31, 2021, included in accounts receivable is $69,474 (December 31, 2020 - $81,623) due from Azucar, and $64,345 (December 31, 2020 - $40,678) due from Almadex in relation to expenses recoveries.

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Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common directors and officers.

(c)       Other related party transactions

At March 31, 2021, the Company accrued $11,123 (December 31, 2020 - $37,689) payable to Almadex for exploration and drilling services in Mexico.

During the three months ended March 31, 2021, the Company employed the Chairman’s daughter for a salary of $10,325 less statutory deductions (2020 - $10,325) for marketing and administrative services provided to the Company.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Significant assumptions are discussed in Critical Accounting Estimates section of this MD&A.

Except for derivative financial liabilities, the Company does not carry any financial instruments at fair value through profit or loss (FVTPL).

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican Peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2021, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$ 11,889,442	$ 148,203
Gold in trust	841,289	-
Total assets	$ 12,730,731	$ 148,203

Trade and other payables	$ 114,509	$ 51,708
Gold loan payable	2,901,478	-
Derivative financial liabilities	317,146	-
Total liabilities	$ 3,333,133	$ 51,708

Net assets	$ 9,397,598	$ 96,495

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A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $940,000.

A 10% change in the Mexican Peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $10,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which were subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2021, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $139,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	317,146	-	317,146

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations for the foreseeable future. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to the management of capital during the period.

Subsequent Event

On May 7, 2021, the Company granted a director an aggregate of 100,000 stock options in accordance with the terms of the Company’s stock option plan, which is exercisable into one common share at an exercise price of $0.69 per share until May 8, 2023.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgements about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Actual outcomes may differ from these judgements and estimates. These estimates and assumptions are also affected by management’s application of accounting policies, which is contained in Note 2 (d) of the December 31, 2020 annual consolidated financial statements. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

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Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;

o	A global pandemic related to COVID-19 was declared in March 2020. The current and expected impacts on global commerce have been, and are anticipated to be, far-reaching. To date, there has been significant volatility in commodity prices and foreign exchange rates, restrictions on the conduct of business in many jurisdictions, including travel restrictions, and supply chain disruptions. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impact that it may have;

o	the recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the recoverability of the value of exploration and evaluation assets, which is recorded in the statements of financial position;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;

o	the assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable;

o	The estimated incremental borrowing rate used to calculate the lease liabilities;

o	The estimated fair value of gold in trust; and

o	The estimated initial fair value of gold loan payable.

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control.

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CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2021

Certain new accounting standards and interpretations have been published that are effective from January 1, 2021; however, these standards have been assessed by the Company and are not expected to have a material impact on the Company’s consolidated financial statements.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period ended March 31, 2021 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Mark T. Brown, CPA, CA

William J. Worrall, Q.C.

Elaine Ellingham, MSc., MBA, P.Geo

Kevin O’Kane, P.Eng, GCB.D

Alfredo Phillips

Audit Committee members:

Mark T. Brown, CPA, CA

Elaine Ellingham, MSc., MBA, P.Geo

William J. Worrall, Q.C.

Compensation Committee members:

Elaine Ellingham, MSc., MBA, P.Geo

William J. Worrall, Q.C.

Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:

Elaine Ellingham, MSc., MBA, P.Geo

William J. Worrall, Q.C.

Management:

Duane Poliquin, P.Eng – Chairman

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development

Laurence Morris, B.Sc. – Vice President Operations & Projects

John Thomas, P.Eng, BSc., MSc. PhD – Vice President, Project Development

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